News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	March 30, 2023

Seabridge Gold Files 2022 Annual Information Form, Year End

Audited Financial Statements and MD&A

Toronto, Canada… Seabridge Gold announced today that it has filed its Annual Information Form, Audited Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2022 on SEDAR (www.sedar.com).  These documents are also available on the Company's website at https://www.seabridgegold.com/investors/financial-reports. Seabridge's Form 40-F will also be filed with the SEC on EDGAR (www.sec.gov/). The Company's Shareholders may, upon request, receive a hard copy of the Company's complete 2022 audited consolidated financial statements free of charge.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal assets,  the KSM project, and its Iskut project are located in  British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category, please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292  www.seabridgegold.com